

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2014

<u>Via E-mail</u>
Scott E. Howe
Chief Executive Officer
Acxiom Corporation
P.O. Box 8180, 601 E. Third Street,
Little Rock, Arkansas 72201

      Re: Acxiom Corporation
             Form 10-K for the Fiscal Year Ended March 31, 2014
             Filed May 28, 2014
             File No. 000-13163

Dear Mr. Howe:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ Craig D. Wilson

                                      Craig D. Wilson
                                      Sr. Asst. Chief Accountant